UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 7, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 463 - Controlled Subsidiary

On July 7, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 463 - Controlled Subsidiary”), for an initial purchase price of $537,925 which is the initial stated value of our equity interest in the Fundrise eFUND – 463 - Controlled Subsidiary (the “463 Investment”). The Fundrise eFUND – 463 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,176 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “463 Property”). The closing of both the 463 Investment and the 463 Property occurred concurrently.

The 463 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - 463 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 463 Investment (the “463 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 463 - Controlled Subsidiary, including the 463 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 463 Investment, paid directly by the Fundrise eFUND - 463 - Controlled Subsidiary.

In addition to the purchase price of $537,925, we anticipate additional hard costs of approximately $1,600 for the planned renovation intended to make the 463 Property tenantable. The business plan then entails renting the property for three to five years and selling the property for approximately $725,00, or $616 PSF. There can be no assurance that the anticipated completion cost will be achieved.

The 463 Investment is anticipated to be held for 36 to 60 months, including sale upon completion of renovation improvements. We believe the property will be able to achieve up to a 34% profit margin upon sale based on a $725,000, or $616 PSF, sellout price. However, there can be no assurance that such value will be achieved.

The 463 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 12, 2017